Exhibit 99.2

Intercure Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As Of June 30, 2021

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Section 4.3(3)(a) of National Instrument 51-102, Continuous Disclosure Obligations, provides that if an auditor has not performed a review of the consolidated interim financial statements, the interim consolidated financial statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s external auditors, KPMG Somekh Chaikin, have not performed a review of these consolidated interim financial statements of Intercure Ltd. (the Company).

2

Intercure Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As Of June 30, 2021

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	4-5

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	6

Interim Condensed Consolidated Statements of Changes in Equity	7-9

Interim Condensed Consolidated Statements of Cash Flows	10-11

Notes to Interim Condensed Consolidated Financial Statements	12-18

3

Intercure Ltd.

Interim Condensed Consolidated Statements of Financial Position

		June 30	June 30	December 31
		2021	2020	2020
	Note	NIS in thousands
Current assets
Cash and cash equivalents		200,896	8,603	37,888
Restricted cash		51	10,540	40
Trade receivables		21,421	11,633	12,466
Other receivables		20,530	3,562	3,680
Inventory	5	40,026	11,094	19,049
Biological assets	6	3,233	335	3,153
Financial assets measured at fair value through profit or loss	7	507	200	376
		286,664	45,967	76,652
Non-current assets
Property, plant and equipment and right-of- use asset		69,028	43,341	53,470
Goodwill		226,570	167,965	190,103
Deferred tax assets		2,888	-	2,904
Financial assets measured at fair value through profit or loss		3,336	583	3,141
		301,822	211,889	249,618
Total assets		588,486	257,856	326,270

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Intercure Ltd.

Interim Condensed Consolidated Statements of Financial Position

	June 30	June 30	December 31
	2021	2020	2020
	NIS in thousands
Current liabilities
Current maturities	9,152	678	1,254
Trade payables	40,768	10,547	18,622
Other payables	36,974	4,404	8,705
Short term loan from non-conrolling interest	3,771	13,765	1,296
Advance on issuance of shares	-	10,500	-
	90,665	39,894	29,877
Non-current liabilities
Borrowings	36,038	26	388
Liabilities in respect of employee benefits	156	182	155
Loan from related party	164	325	241
Financial assets measured at fair value through profit or loss	13,750	-	-
Lease liability	3,194	2,045	3,500
	53,302	2,578	4,284
Equity
Share capital, premium and other reserves	595,625	410,242	452,259
Capital reserve for transactions with controlling shareholder	2,388	2,388	2,388
Receipts on account of shares	10,268	1,214	11,017
Accumelated losses	(181,753)	(199,217)	(191,158)

Equity attributable to owners of the Company	426,528	214,627	274,506

Non-controlling interests	17,991	757	17,603

Total equity	444,519	215,384	292,109

Total equity and liabilities	588,486	257,856	326,270

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

Intercure Ltd.

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

		Six months ended June 30,		Three months ended June 30,		Year ended December 31
		2021	2020	2021	2020	2020
	Note	NIS in thousands
Revenue		78,281	15,444	45,230	11,185	65,035
Cost of revenue before fair value adjustments		(43,587)	(9,114)	(25,962)	(6,371)	34,649
Gross income before impact of changes in fair value		34,694	6,330	19,268	4,814	30,386
Unrealized changes to fair value adjustments of biological assets		2,445	1,694	1,752	1,199	3,202
Profit from fair value changes realized in the current year		(2,430)	(920)	(1,072)	(518)	(1,613)
Gross Profit		34,709	7,104	19,948	5,495	31,975
Research and development expenses		(717)	(786)	(356)	(412)	(1,576)
General and administrative expenses		(11,591)	(9,234)	(6,311)	(4,211)	(18,601)
Selling and marketing expenses		(8,423)	(2,884)	(4,854)	(1,765)	(8,440)
Other income (expenses), net		290	(3,127)	290	-	(4,563)
Changes in the fair value of financial assets through profit or loss, net,		326	(39,304)	162	46	(37,195)
Operating Profit (loss)		14,594	(48,231)	8,879	(847)	(38,400)
Financing income (expenses), net		(493)	44	(403)	(131)	92
Profit (Loss) before taxes on income		14,102	(48,187)	8,476	(978)	(38,308)
taxes		(4,309)	-	(2,538)	-	2,268
Total comprehensive Profit (loss)		9,793	(48,187)	5,938	(978)	(36,040)
Attribution of net loss for the quarterly:
To the Company’s shareholders		9,405	-	6,192	(978)	(37,231)
To non-controlling interests		388	-	(254)	-	1,191
Total		9,793	(48,187)	5,938	(978)	(36,040)
Loss per share
Basic Profit (loss)*		0.29	(2.00)	0.14	(0.02)	(1.42)
Diluted Profit (loss)*		0.24	(2.00)	0.12	(0.02)	(1.42)

* On April 8, 2021, after the balance sheet date, the Company effectuated a capital consolidation. See note 9a.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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Intercure Ltd.

Interim Condensed Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumelated losses	Equity attributable to owners of the Company	Non- controlling interests	Total equity
	NIS in thousands
As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109
Income for the period	-	-	-	9,405	9,405	388	9,793
Exercise of share options	3,551	-	(749)	-	2,803	-	2,803
Share-based payment	3,818	-	-	-	3,818	-	3,818
Issuance of shares, net	135,997	-	-	-	135,997	-	135,997
As of June 30, 2021	595,625	2,388	10,268	(181,753)	426,528	17,991	444,519
As of January 1, 2020	403,400	2,388	1,214	(151,030)	255,972	229	256,201
Loss for the period	-	-	-	(48,187)	(48,187)	-	(48,187)
Exercise of share options	833	-	-	-	833	-	833
Share-based payment	6,009	-	-	-	6,009	528	6,537
As of June 30, 2020	410,242	2,388	1,214	(199,217)	214,627	757	215,384

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

7

Intercure Ltd.

Interim Condensed Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumelated losses	Equity attributable to owners of the Company	Non- controlling interests	Total equity
	NIS in thousands
As of April 1, 2021	456,235	2,388	10,601	(187,945)	281,279	18,244	299,523
Income for the period		-		6,192	6,192	(254)	5,938
Exercise of share options	1,580	-	(333)	-	1,247	-	1,247
Share-based payment	1,814	-	-	-	1,814	-	1,814
Issuance of shares, net	135,997				135,997		135,997
As of June 30, 2021	595,625	2,388	10,268	(181,753)	426,528	17,991	444,519
As of April 1, 2020	406,666	2,388	1,214	(198,239)	212,029	757	212,786
Loss for the year		-	-	(978)	(978)	-	(978)
Exercise of share options	833	-	-	-	833	-	833
Share-based payment	2,743	-	-	-	2,743	-	2,743
As of June 30, 2020	410,242	2,388	1,214	(199,217)	214,627	757	215,384

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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Intercure Ltd.

Interim Condensed Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumelated losses	Equity attributable to owners of the Company	Non- controlling interests	Total equity
	NIS in thousands
As of January 1, 2020	406,297	2,388	1,214	(153,927)	255,972	229	256,201
Income (loss) for the year	-	-	-	(37,231)	(37,231)	1,191	(36,040)
Exercise of share options	833	-	-	-	833		833
Allocation of shares for the acquisition of Cannolam	6,904	-	-	-	6,904	15,655	22,559
Cannolam
Issuance of shares, net	28,217	-	9,803	-	38,020		38,020
Share-based payment	10,008	-	-	-	10,008	528	10,536
As of December 31, 2020	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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Intercure Ltd.

Interim Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,		Three months ended June 30,		Year ended December 31
	2021	2020	2021	2020	2020
	NIS in thousands
Cash flows from operating activities
Profit (Loss)	9,793	(48,187)	5,938	(978)	(36,040)
Interest paid	(695)	(8)	(837)	(68)	(93)
Taxes on income paid	(1,038)	-	(1,038)	-	-
Adjustments required to present cash flows from operating activities (A)	1,648	40,291	(2,058)	(2,961)	43,936
Net cash provided by (used in) operating activities	9,708	(7,904)	2,005	(4,007)	7,803
Cash flows from investing activities
Purchase of property, plant and equipment	(4,499)	(11,465)	(1,752)	(5,373)	(20,841)
Acquisition of activity	(4,966)	-	(2,386)	-	-
Issuance of loan	(2,129)	-	(1,638)	-	(1,643)
Acquisition of Subsidiary	(7,306)	-	(7,306)	-	387
Investment in assets measured at fair value through profit or loss	-	-	-		(626)
Restricted cash due to share issue	-	(10,500)	-	(10,500)	-
Increase in deposit	(11)	(40)	(11)	-	(40)
Net cash used in investing activities	(18,911)	(22,005)	(13,093)	(15,873)	(22,763)
Cash flows from financing activities
Proceeds from issuance of shares as part of private issuance, net	-	-	-	-	38,020
Exercise of share options	2,803	833	1,247	833	833
Lease payments	(341)	(239)	(171)	(120)	(576)
Receipt (repayment) of loans from banks	41,200	(36)	41,200	(28)	665
Receipt (issuance) of loan to related party and controlling shareholder	244	-	678	(29)	(13,653)
repayment of loan from related party and controlling shareholder	(936)	(68)	(887)	-	-
Issuance of shares, net	128,221	10,500	128,221	10,500	-
Net cash provided by financing activities	171,191	10,990	170,288	11,156	25,289
Increase (decrease) in cash and cash equivalents	161,988	(18,919)	159,200	(8,724)	10,329
Exchange differences in respect of balances of cash and cash equivalents	393	184	354	3	221
Balance of cash and cash equivalents at beginning of year	37,888	27,338	40,715	17,324	27,338
Balance of cash and cash equivalents at end of year	200,269	8,603	200,269	8,603	37,888

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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Intercure Ltd.

Interim Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,		Three months ended June 30,		Year ended December 31
	2021	2020	2021	2020	2020
	NIS in thousands
A) Adjustments required to present cash flows from operating activities
Adjustments to items in the consolidated statement of comprehensive income:
Depreciation	2,501	803	1,253	413	3,253
share-based payment	3,818	6,009	1,814	2,743	10,008
Changes in the fair value of financial assets through profit or loss, net	(326)	39,304	(162)	(46)	37,195
Finance expenses (income), net	493	(44)	403	131	(92)
Change in liabilities in respect of employee benefits, net	-	(12)	-	(6)	(39)
Expenses (Income) tax	4,309	-	2,538	-	(2,268)
	10,795	46,060	5,846	3,235	48,057
Changes in assets and liabilities items:
Decrease (increase) in trade receivables	3,073	(10,046)	6,491	(6,757)	(9,608)
Decrease (increase) in other receivables	(1,451)	3,754	42	(142)	5,139
Decrease (increase) in inventory	(5,344)	(6,449)	(7,976)	(3,829)	(14,167)
Increase in biological assets	(80)	810	935	294	(2,008)
Increase (decrease) in trade payables	(11,492)	5,612	(12,855)	6,713	12,269
Increase (decrease) in other payables	6,147	550	5,459	(2,475)	4,254
	(9,147)	(5,769)	(7,904)	(6,196)	(4,121)
	1,648	40,291	(2,058)	(2,961)	43,936

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Note 1 -	General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange and domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector through its holding of the entire issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd. and other holdings in pharmacies and trade houses. The Company also has additional holdings in the biomed sector.

Investments in the biomed sector:

The Company invested in two companies in the biomed sector: Regenera Pharma Ltd. (hereinafter: “Regenera”) and NovellusDX Ltd. (hereinafter: “Novellus”).

B.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Companies which are not under the Company’s control, and which are presented according to the equity method.

Note 2 -	Significant Accounting Policies

Preparation basis of the financial statements

The Group’s condensed consolidated financial statements (hereinafter: the “Interim Financial Statements”) were prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (hereinafter: “IAS 34”).

These financial statements have been prepared in a condensed format as of June 30, 2021, and for the three months then ended (“interim condensed consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

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Intercure Ltd.
Interim Condensed Consolidated Statements of Cash Flows

Note 3 -	Significant Transactions and Events During the Reporting Period

	A.	On January 3, 2021, the Company engaged in a merger agreement (hereinafter: the “Prior Agreement”) with Subversive Real Estate Acquisition REIT LP (“Subversive”), a third party unrelated to the Company and/or to its controlling shareholders, which is listed on the Canadian stock exchange NEO (NEO:SVX.U). On February 9, 2021, the parties engaged in an amended and definitive agreement with Subversive Real Estate Acquisition REIT LP (formerly Subversive Real Estate Acquisition REIT LP) (“SVX”) a special purpose acquisition company (SPAC), pursuant to which the Company, through a wholly-owned subsidiary, will acquire all of the outstanding limited partnership units of SVX in exchange for the issuance of the company ordinary shares by way of a plan of arrangement (the “SPAC Transaction”).

At the closing of the SPAC Transaction, which occurred on April 23, the Company issued 15,650,280 ordinary shares to Subversive unit holders, including those that participated in the concurrent private placement. Out of the total 15,650,280 ordinary shares issued, 5,237,000 of our ordinary shares were allocated as part of the SPAC Transaction to subversive’s sponsors and are subject to forfeiture unless the Company’s ordinary shares are listed on NASDAQ and obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares are traded on Nasdaq. Since the subversive’s sponsors shares were an integral part of the transaction with the SPAC and constituted a conditional issue for the amount of funds raised in the transaction and its success, the shares issue is presented together with all of SPAC units holders and PIPE investors and not in fair value.

Total net funds raised from the SPAC Transaction, after redemptions, and the private placement equalled approximately NIS 182 million (which 8 million NIS of those still needs to be completed and currently presented in Other receivables).

Since Subversive was not be considered a business, as defined by IFRS 3, the SPAC transaction was accounted for as a share-based payment transaction within the scope of IFRS.

On April 23, 2021, the Company shares were listed on the TSX and the first trade of the common shares on the TSX occurred on April 26, 2021

	B.	In January 2021, the Company engaged, through Cannolam, in an Agreement to purchase pharmacies located in Ashdod and Herzliya.

	C.	On January 26, 2021, the Company published an outline of options for Company employees and officers, including an offer of up to 4,303,356 unlisted options, exercisable into up to 4,303,356 ordinary Company shares with no par value (hereinafter: the “Options”), which are offered in accordance with the 2015 options plan, to employees and officers of the Company and/or of the subsidiary Canndoc. The options in accordance with the outline were allocated on March 15, 2021.

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Note 3 -	Significant Transactions and Events During the Reporting Period (cont.)

	D.	On April 1, 2021, the general assembly approved an increase of the Company’s registered capital and a reverse split of the issued capital of the Company at the ratio of 1:4.44926 so that the Company’s issued shares subsequent to the reverse split is 27,021,100.

	E.	On April 27, 2021, the Company issued to Mr. Alexander Rabinovich, CEO, 224,756 options to purchase 224,756 ordinary shares of Intercure. The options were granted following the General Assembly from August 2019 as part of Canndoc acquisition transaction and as approved by the Company’s general assembly on April 1, 2021 as part of the Transaction.

	F.	F. On June, 2021, the Company engaged with a NIS 22.5 miliions bank loan , and NIS 14.0 milion through Cannolam, both for a period of 5 years with quarterly payments and yearly interest of “prime” plus 1.5%.

Note 4 -	Business combinations

During ther period, the Company completed 2 non-material acquisitions:

	A.	In May 18, 2021, the Company acquired “Pharma-Zone”, business of 2 pharmacies and licensed trading house located in Raanana.

	B.	In June 3, 2021, the Company acquired, through Cannolam, 51% of “Kineret” pharmacy located in Kfar Saba.

The initial accounting for the business combinations is incomplete because the acquisitions occurred shortly before the end of the period and thus we are still obtaining the information necessary to identify and measure items such as intangible assets. Accordignly, the amounts recognized in our financial statements for these items are regarded provisional as at June 30, 2021.

Note 5 -	Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	June 30	December 31
	2021	2020
	NIS in thousands
Finished goods	17,812	7,640
Goods in process and dried inflorescence	22,214	11,409
Total inventory	40,026	19,049

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Note 6 -	Biological Assets:

The Company measures biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	June 30	December 31
	2021	2020
	NIS in thousands
Balance as of January 1	3,153	1,145
Costs of growing medical cannabis plants	13,994	10,450
Change in fair value less selling costs	2,446	3,202
Transfer to inventory	(16,360)	(11,644)
Balance as of December 31	3,233	3,153

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumoption used:

	June 30	December 31
	2021	2020
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	1.9	2.1
Estimated net selling price (NIS per gram) (2)	12-21	12-19
Estimated ratio of products which will be sold as inflorescence (in percent) (3)	85%	85%
Estimated ratio of products which will be sold as oil (in percent) (3)	15%	15%
Estimated growing cycle length (in weeks) (4)	13-15	13-15
Estimated growing cycle completion rate (in percent) (5)	19%	15%
Proportion of plants which do not reach the harvesting stage	8%	8%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	The Company’s estimate regarding the future ratio of sales
(4)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(5)	By planting date vs. growing cycle length

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	June 30	December 31
	2021	2020
	NIS in thousands
Average selling price	323	315
Proportion of oil products	25	27
Proportion of plants which do not reach the harvesting	(404)	(394)

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Note 7 -	Investments in Financial Assets Mesured at Fair Value Through Profit or Loss:

	A.	As of June 31, 2021 and as of December 31, 2020, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.75% of XTL’s issued and paid-up capital.

As of the end of the reporting period, the Controlling Shareholder holds 24.95% of XTL shares.

The fair value of these shares as of the end of the reporting period was estimated based on the quoted share price (level 1) as XTL is a publically traded company listed in the Tel-Aviv stock exchange.

The fair value and changes in securities which were classified “Financial assets mesured at fair value through profit or loss” during the reporting periods was as follows:

	June 30	December 31
	2021	2020
	NIS in thousands
Balance as of January 1,	376	177
Changes in fair value carried to the statement of income	131	199
Balance as of June 30,	507	376

B.	The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	June 30	December 31
	2021	2020
	NIS in thousands
Fair value of the investment in Regenera	-	-
Fair value of the investment in Novellus	3,336	3,141
	3,336	3,141

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Note 8 -	Operating segment data:

Reconciliation of operating segment data include cancellation of assets of the cannabis segment, addition of the investment in accordance with the equity method, and addition of assets and liabilities which were not attributed to segments.

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total
Six months ended June 30, 2021
External revenue	78,281	-	-	78,281
Segment profit (loss)	19,279	326	-	19,605
General and administrative expenses not attributable to segments				(5,301)
Other expenses, net				290
Operating loss				14,594
Segment assets	328,129	3,843	256,514	588,486
Segment liabilities	45,824	-	98,144	143,968

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total
six months ended June 30, 2020
External revenue	15,444	-	-	15,444
Segment profit (loss)	241	(39,304)	-	(39,063)

General and administrative expenses not attributable to segments				(6,041)
Other expenses, net				(3,127)
Operating loss				(48,231)

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total
Three months ended June 30, 2021
External revenue	45,230	-	-	45,230
Segment profit (loss)	11,127	162	-	11,289
General and administrative expenses not attributable to segments				(2,701)
Other expenses, net				290
Operating loss				8,878
Segment assets	222,808	162	22,040	245,009
Segment liabilities	5,205	-	94,809	100,013

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	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total
Three months ended June 30, 2020
External revenue	11,185	-	-	11,185
Segment profit (loss)	1,847	46	-	1,893

General and administrative expenses not attributable to segments				(2,740)
Other expenses, net
Operating loss				(847)

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total
Year ended December 31, 2020
External revenue	65,035	-	-	65,035
Segment profit (loss)	14,250	(37,195)	-	(22,945)

General and administrative expenses not attributable to segments				(10,892)
Other expenses, net				(4,563)
Operating loss				(38,400)
Segment assets	114,559	3,517	208,194	326,270
Segment liabilities	23,935	-	10,227	34,162

Note 9 -	Subsequent events:

	A.	On July 6, 2021, the Company engaged, in an Agreement to purchase, through Cannolam, “Green-Zone” pharmacy located in Yokneham.
	B.	On July 6, 2021, the Company engaged, in an Agreement to purchase “Green-Log” wholeseller located in Yokneham.
	C.	On August 5, 2021, the Company engaged, in an Agreement to purchase “My Club” pharmacy located in Em Haderech.
	D.	On August 8, 2021, the Company engaged, in a Binding LOI to purchase 51% of “Club Pharm Shely” pharmacy located in Binyamina.

* All of the pharmacies acquired are licenced to sell medical cannabis. Petah Tikva pharmacy is in the process of getting licensed.

- - - - - - - - - - - -

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